Summary of Guaranty Contract of Maximum Amount ( the “Contract”) Entered into by and between BAK International Limited (the “Guarantor”) and Shenzhen Hi-Tech District Branch, Industrial Bank CO. Ltd (the “Creditor”) on December 26, 2010

Main contents:

  Guaranty Contract number: Xingyinshen Gaoxinqu Shouxin (baozheng)zi(2010)013;

  BAK International Limited undertakes to assume joint and several liabilities for

  Shenzhen BAK Battery Co., Ltd (the “Obligor”)’s indebtedness towards Industrial Bank under the Comprehensive Credit Facility Agreement of Maximum Amount (reference no.: Xingyinshen Gaoxinqu Shouxinzi (2010)013) from December 26, 2010 to December 26, 2011, and the maximum amount secured is RMB 62.5 million.

  Guaranty Responsibility: The guaranty under this Contract shall be guaranty with joint and several liabilities. The guarantor is obligated to pay off the debt in the event the obligor is unable to pay off the debt (including the creditor declares the debt becomes mature in advance to its original expiry date due to default of the obligor or the guarantor).

  Scope of Guaranty: The guaranty shall cover all of the loan principal, interest, penalty interest, breach of contract compensation, damages, undertaking fee and all the expenses such as litigation cost, lawyer’s fee, notification cost and public notice cost etc. which is incurred to the Creditor in realizing its creditor’s right.

  Guaranty period: The guaranty period is from the effective date of this Contract to two years after the expiry of the term of the Credit Facility Agreement and relevant agreement entered into under the Credit Facility Agreement.

Headlines of the articles omitted:

  Termination and explanation

  Payment on demand

  Declaration and undertaking of the Guarantor

  Obligations of the Guarantor

  Instances of Breach of Contract and its Liability

  Independence of Guarantor’s obligations

  Continuity of Obligations

  Disputation settlement

  Validity

  Supplement articles